Exhibit 12
ARVINMERITOR, INC.
COMPUTATION OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended September 30,
	2009	2008	2007	2006	2005
	( in millions)
Earnings Available for Fixed Charges (A):

Pre-tax income (loss) from continuing operations	$(361.0)	$93.0	$(97.0)	$6.0	$15.0

Less:
Equity in earnings of affiliates, net of dividends	10.0	(18.0)	(13.0)	(10.0)	(9.0)

	(351.0)	75.0	(110.0)	(4.0)	6.0
Add fixed charges included in earnings:
Interest expense	94.0	99.0	124.0	142.0	129.0
Interest element of rentals	11.0	9.0	9.0	10.0	9.0

Total	105.0	108.0	133.0	152.0	138.0

Total earnings available for fixed charges:	—	183.0	23.0	148.0	144.0

Fixed Charges (B):
Fixed charges included in earnings	$105.0	$108.0	$133.0	$152.0	$138.0
Capitalized interest	—	—	—	—	—

Total fixed charges	$105.0	$108.0	$133.0	$152.0	$138.0

Ratio of Earnings to Fixed Charges	(C )	1.69	(C )	(C )	1.04

(A)	“Earnings” are defined as pre-tax income from continuing operations, adjusted for undistributed earnings of less than majority owned subsidiaries and fixed charges excluding capitalized interest.

(B)	“Fixed charges” are defined as interest on borrowings (whether expensed or capitalized), the portion of rental expense applicable to interest, and amortization of debt issuance costs.

(C)	The ratio coverage was less than 1:1 for fiscal years 2009, 2007 and 2006. The company would have needed to generate additional pretax earnings of $351 million, $110 million and $4 million to achieve coverage of 1:1 for fiscal years 2009, 2007 and 2006, respectively.